Filed by Interwoven, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: iManage, Inc.

Commission File No.: 0-28041

The following is a message sent on August 6, 2003 to employees of Interwoven, Inc. relating to the proposed merger between Interwoven and iManage, Inc. announced on August 6, 2003. The message was sent via electronic mail.

Hi Team:

I wanted to draw your attention to a very important announcement that we just sent out over PR newswire.

I have fantastic news: We’ve agreed to merge with iManage!

Although I would have liked to tell you this earlier, given that we are both public companies, we had to follow a very strict process on the communications. So, if you saw or read about our merger in the news first, I apologize.

There is a lot to tell you—why we made this decision, and what it means to you. In addition to reading the press release we issued, I would also encourage you to listen in and/or view the WebX webcast for the 2:00 pm (PDT) analyst call. If you are in the Sunnyvale office, you can do so in the All-Hands room at that time. The press release should now be available on our Website as well as on the iManage site.

This afternoon I will be traveling to Foster City to speak with iManage employees and to preliminarily welcome them aboard.

You can expect additional communication on this announcement over the next couple of months but because of SEC requirements, there will be no additional information that is not also provided to the investor community as a whole.

This merger is a huge leap forward for us. Congratulations to us all!

Cheers.

P.S. To access the conference call today at 2:00 pm PDT either join everyone in the All-Hands room or call (913) 981-4900, pass code #194484. Or, you can listen on the web at http://www.corporate-ir.net/ireyeir_site.zhtml?ticker=IWOV&script=1010&item_id=771311.

A replay of this conference call will be available from 5:00 pm PDT today through midnight Friday, August 8th by calling (719) 457-0820 or (888) 203-1112, pass code #194484.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT:

Interwoven intends to file with the SEC a registration statement that will include a joint proxy statement/prospectus of Interwoven and iManage, and other relevant materials in connection with the transaction. The joint proxy statement/prospectus will be mailed to the stockholders of Interwoven and iManage. Investors and security holders of Interwoven and iManage are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about Interwoven, iManage and the transaction. The registration statement, joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Interwoven or iManage with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Interwoven by contacting Interwoven Investor Relations, Interwoven, Inc., 803 11th Avenue, Sunnyvale, CA 94089, 408-530-7009, investor.relations@interwoven.com. Investors and security holders may obtain free copies of the documents filed with the SEC by iManage by contacting iManage Investor Relations Department, 950 Tower Lane, Suite 500, Foster City, CA 94404, 650-577-6500, investors@imanage.com.

Interwoven and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Interwoven and iManage in favor of the transaction. A list of the names of Interwoven’s executive officers and directors, and a description of their respective interests in Interwoven, are set forth in the proxy statement for Interwoven’s 2003 Annual Meeting of Stockholders, which was filed with the SEC on April 28, 2003. Investors and security holders may obtain additional information regarding the interests of Interwoven’s executive officers and directors in the transaction by reading the joint proxy statement/prospectus when it becomes available.

iManage and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of iManage and Interwoven in favor of the transaction. A list of the names of iManage’s executive officers and directors, and a description of their respective interests in iManage, are set forth in the proxy statement for iManage’s 2003 Annual Meeting of Stockholders, which was filed with the SEC on April 25, 2003. Investors and security holders may obtain additional information regarding the interests of iManage’s executive officers and directors in the transaction by reading the joint proxy statement/prospectus when it becomes available.